

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2019

Kun Dai
Chief Executive Officer
Uxin Limited
2-5/F, Tower E, LSHM Center
No. 8 Guangshun South Avenue
Chaoyang District
Beijing, 100102
People's Republic of China

      Re: Uxin Limited
                Form 20-F for Fiscal Year Ended December 31, 2018
                Filed April 29, 2019
                File No. 001-38527

Dear Mr. Dai:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Information Technologies
                        and Services

cc: Julie Gao